PE 12/31/2014



NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



15005461

February 4, 2015

Frances S. Chang
PG&E Corporation
corporatesecretary@pge.com

Re: PG&E Corporation
Incoming letter dated December 31, 2014

Dear Ms. Chang:

This is in response to your letter dated December 31, 2014 concerning the shareholder proposal submitted to PG&E by Peter B. Kaiser. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Peter B. Kaiser
FISMA & OMB Memorandum M-07-16

February 4, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated December 31, 2014

The proposal provides that PG&E will form a committee to solicit feedback on the effect of anti-traditional family political and charitable contributions.

There appears to be some basis for your view that PG&E may exclude the proposal under rule 14a-8(i)(7) as relating to PG&E's ordinary business operations. In this regard, we note that the proposal relates to contributions to specific types of organizations. Accordingly, we will not recommend enforcement action to the Commission if PG&E omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Pacific Gas and Electric Company®

Frances S. Chang
Attorney at Law
Law Department

Law Department
77 Beale Street, B30A
San Francisco, CA 94105

Mailing Address:
P. O. Box 7442
San Francisco, CA 94120

415.973.3306
Fax: 415.973.5520
frances.chang@pge.com

December 31, 2014

<u>Via e-mail to shareholderproposals@sec.gov</u>

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: <u>PG&E Corporation—Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934 and Request for No-Action Ruling—Proposal from Peter Kaiser</u>

Ladies and Gentlemen:

PG&E Corporation, a California corporation, submits this letter under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the Exchange Act), to notify the Securities and Exchange Commission (the Commission) of PG&E Corporation's intent to exclude a shareholder's proposal (with the supporting statement, the Proposal) from the proxy materials for PG&E Corporation's 2015 Annual Meeting of Shareholders (the 2015 Proxy Materials) for the following reason:

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to PG&E Corporation's ordinary business operations.

PG&E Corporation received the Proposal from Mr. Peter Kaiser (the Proponent) on December 3, 2014. PG&E Corporation asks that the staff of the Division of Corporation Finance of the Commission (the Staff) confirm that it will not recommend to the Commission that any enforcement action be taken if PG&E Corporation excludes the Proposal from its 2015 Proxy Materials as described below.

In accordance with Rule 14a-8(j), a copy of this letter and its attachments is being provided to the Proponent.[1] The letter informs the Proponent of PG&E Corporation's intention to omit the Proposal from its 2015 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before PG&E Corporation intends to file its definitive 2015 Proxy Materials with the Commission.

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1 Because this request is being submitted electronically, PG&E Corporation is not submitting six copies of the request, as otherwise specified in Rule 14a-8(j).



I. BACKGROUND

A. The Proposal

The Proposal is dated December 3, 2014, and was received by PG&E Corporation on that date. The Proposal is entitled "Keep Charitable and Political Contributions Appropriate" and the "resolved" clause reads as follows (emphasis added):

> Resolved, PG&E will form a committee to solicit feedback on the effect of anti-traditional family political and charitable contributions. This will determine the effect on the company. The committee will report its findings annually to the shareholders and customers and suggest to the PG&E board to make appropriate changes to avoid future losses due to anti-family contributions and how to limit anti-family contributions.

Among other things, the "whereas" clauses:

- describe PG&E Corporation's historical charitable and political contributions that have supported homosexual, lesbian, bisexual, and transgender groups and activities, including political contributions to oppose California Proposition 8 (2008 ballot measure that was approved by voters and amended the state constitution to provide that "only marriage between a man and a woman is valid or recognized in California"),

- suggest that many shareholders and customers do not agree with PG&E Corporation's opposition to Proposition 8 and Proposition 22 (2000 ballot measure that was approved by voters and adopted new laws stating that "only marriage between a man and a woman is valid or recognized in California"), and

- claim that over 24,000 individuals have switched from Pacific Gas and Electric Company (the primary operating subsidiary of PG&E Corporation) to a specific, more family-friendly energy supplier.

The supporting statement also states various arguments for preserving traditional views on the definition of marriage and suggests that shareholders should stop PG&E Corporation from using shareholder funds to promote other definitions.

Taken as a whole, PG&E Corporation believes that the Proposal relates to, and is focused upon, limiting PG&E Corporation's charitable and political contributions that support same-sex marriage.

A copy of the Proposal and all related correspondence is included in Exhibit A.

II. REASONS FOR EXCLUSION – Rule 14a-8(i)(7)

Under Rule 14a-8(i)(7) of the Exchange Act, a shareholder proposal may be omitted from a company's proxy statement if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the 1998 Release), the Commission explained that the general underlying



policy of the ordinary business exclusion is to confine the resolution of ordinary business problems to management and the board of directors. The Commission went on to say that the ordinary business exclusion rests on "two central considerations."

The first consideration is the subject matter of the proposal. The 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Examples include the management of the workplace, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise social policy issues so significant that it would be appropriate for a shareholder vote.

The second consideration is the degree to which the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Examples include proposals that involve intricate detail or establish specific time-frames for response.

A. PG&E Corporation Policies and Processes Relating to Charitable and Political Contributions

PG&E Corporation's activities in the areas of community investments and political engagement are designed to support corporate objectives. PG&E Corporation's customers are the core of the business focus. As a public utility, PG&E Corporation's primary operating subsidiary, Pacific Gas and Electric Company, is committed to providing safe, reliable, and affordable natural gas and electric service to 15 million Californians. Part of this commitment is serving customers where they live and work, and investing in the health and sustainability of the communities that PG&E Corporation and its subsidiaries serve.

PG&E Corporation's community investment programs – which include charitable contributions – are designed to further corporate business objectives across the utility service territory in Northern and Central California by focusing on supporting education, economic and community vitality, and the environment. Other aspects of the community investment efforts include encouraging and supporting employee volunteer activities and the efforts of the company's Employee Resource Groups, implementing independent company-initiated programs in support of underserved communities, and partnering with other organizations to further the community investment goals.

Similarly, PG&E Corporation's political contribution program is just one aspect of a larger corporate effort to advance public policies that enable the company to better meet the needs of its customers and employees, while adding value for shareholders and supporting environmental leadership goals. This includes seeking policies that will enable PG&E Corporation to provide utility customers with the safe, reliable, and affordable services they expect, while taking into account an ever-changing political landscape. In addition to making political contributions, PG&E Corporation reaches out to lawmakers and regulators to educate and inform decision makers about potential



policy issues, and encourages its own employees to participate in the political process by, among other things, participating in the PG&E Corporation Employees EnergyPAC and the Pacific Gas and Electric Company State and Local PAC.

PG&E Corporation's charitable and political contributions also are subject to numerous restrictions. The Board of Directors (or its committees) reviews and approves annual budgets relating to certain types of charitable and political contributions, and also must approve contributions that exceed certain thresholds. PG&E Corporation's contributions also must conform with a wide variety of legal restrictions, including laws relating to discrimination against protected classes, tax requirements for charitable organizations, the California Nonprofit Integrity Act of 2004, limits on and disclosure of political contributions, and other federal, state, and local requirements.

B. Contributions to Specific Organizations Generally Relate to "Ordinary Business Matters"

Decisions regarding contributions are part of management's integrated efforts to achieve the company's basic business objective of serving customers and their communities. Further, the governance process and board oversight for the Corporation's contributions and their impact are already in place. Involving shareholders in these types of decisions would give PG&E Corporation less flexibility to make strategic contributions that reflect the changing political landscape, thereby potentially putting the company at a disadvantage over other companies. Shareholders are not in a position to oversee these types of decisions, which are tied directly to management's day-to-day responsibilities. Given the complexity of the different policies and restrictions that govern contributions, and the need to integrate these activities with other business decisions and goals, shareholders are not in a position to make informed judgments regarding which entities should and should not receive contributions.

Exclusion of the Proposal would be consistent with prior Staff NALs. For example, Staff previously agreed that PG&E Corporation could exclude a proposal requesting that PG&E Corporation "remain neutral in any future activity relating to the definition of marriage." (*See* NAL for PG&E Corporation, available Feb. 23, 2011.) Although the resolved clause of the Proposal did not specifically mention charitable or political contributions, the supporting statement made it clear that it was intended to prevent PG&E Corporation from becoming involved in either supporting or opposing any particular definition of marriage, and, particularly, was intended to prevent PG&E Corporation from making contributions or donations to entities that supported or opposed any particular definition of marriage. Staff agreed that PG&E Corporation could exclude that Proposal in reliance on Rule 14a-8(i)(7), noting that the proposal "related to contributions to specific types of organizations.

On numerous other occasions Staff also has agreed that Rule 14a-8(i)(7) provides grounds to exclude shareholder proposals that relate to charitable contributions to



specific types of organizations,[2] or focus on specific political contributions that relate to company operations.[3]

C. Proposal Does Not Relate to a "Significant Social Policy Issue"

As noted above, the SEC has stated that "proposals relating to such [ordinary business] matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise social policy issues so significant that it would be appropriate for a shareholder vote."

The Proposal targets contributions that support same-sex marriage, which has not been deemed a "significant social policy issue" for these purposes. In many instances, Staff has permitted exclusion of proposals that sought to limit contributions that supported a particular definition of marriage, or took a position on other issues relating to sexual orientation.[4] As such, it is clear that Staff does not consider this issue to be a "significant policy issue" for purposes of Rule 14a-8((i)(7).

Based on the above considerations, and consistent with prior NALs, PG&E Corporation believes the Proposal impermissibly intrudes upon the corporation's ordinary business operations, and that the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

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[2] *See, e.g.*, NALs for *The Walt Disney Company* (avail. Nov. 20, 2014) (proposal requested that the Boy Scouts of American continue to be eligible to receive contributions via the corporate matching gifts program; excluded because the proposal related to charitable contributions to a specific organization); *The Home Depot* (avail. Mar. 18, 2011) (proposal requested that the company's website list certain recipients of corporate charitable contributions, and supporting statement particularly criticized charitable contributions to gay pride film festivals, gay pride parades, and similar activities, which the proponent claimed promoted same sex marriages; excluded because the proposal related to charitable contributions to specific types of organizations); and *Target* (avail. Mar. 31, 2010) (proposal requested report regarding charitable contributions and the feasibility of minimizing donations to organizations that fund animal experiments; excluded because it related to charitable contributions directed to specific types of organizations).

[3] *See, e.g.*, NAL for *Johnson & Johnson* (avail. Feb. 10, 2014) (proposal requested that Board report on and justify certain political contributions, and whereas clauses focused on political contributions that opposed the Patient Protection and Affordable Care Act; excluded because the proposal and supporting statement focused primarily on the company's specific political contributions that relate to the operation of business, and not on the company's general political activities).

[4] *See, e.g.*, NALs for *The Walt Disney Company* (avail. Nov. 20, 2014) (*see* fn. 2); *Bank of America Corporation* (avail. Feb. 14, 2012) (excluding proposal to protect employee free speech, where supporting statement highlighted need to protect those whose views supported same-sex marriage); *The Home Depot* (avail. Mar. 18, 2011) (*see* fn. 2); *PG&E Corporation* (avail. Feb 23, 2011) (described in section II.B, above); *PepsiCo, Inc.* (avail. Feb. 24, 2010) (excluding proposal to prohibit charitable contributions to organizations that either reject or support homosexuality).



III. CONCLUSION

As discussed above, PG&E Corporation believes that the Proposal may be excluded from the 2015 Proxy Materials pursuant to SEC Rule 14a-8(i)(7).

By this letter, I request confirmation that the Staff will not recommend enforcement action to the Commission if PG&E Corporation excludes the Proposal from its 2015 Proxy Materials, in reliance on the aforementioned rules.

We would appreciate a response from Staff by February 23, 2015, to provide PG&E Corporation with sufficient time to finalize and print its 2015 Proxy Materials.

Consistent with Staff Legal Bulletin No. 14F (dated October 18, 2011), I would appreciate it if the Staff would send a copy of its response to this request to me by e-mail at CorporateSecretary@pge.com when it is available. The Proponent has provided the following e-mail address to us for communications: FISMA & OMB Memorandum M-07-16 ***

If you have any questions regarding this request or desire additional information, please contact me at (415) 973-3306.

Very truly yours,



Frances S. Chang

cc: Linda Y.H. Cheng, PG&E Corporation
Peter Kaiser (via e-mail at FISMA & OMB Memorandum M-07-16 ***

Exhibit A

-------------------- Original Message --------------------
Subject: PG&E Shareholder Proposal on Contributions
--:

> Ms. Linda Y. H. Cheng From: Peter B. Kaiser
> V. P. and Corporate Secretary
> PG&E Corporation *** FISMA & OMB Memorandum M-07-16 ***
> 77 Beale Street, 24th Floor
> San Francisco, CA 94105

> Dear Ms. Cheng: 3 Dec. 2014

> I am the owner of 162 shares of PG&E Corporation. I have continuously owned these shares for over one year and intend to hold them through the time of the next annual meeting. I offer the following proposal for that meeting and plan to present it:

> Keep Charitable and Political Contributions Appropriate

Whereas, PG&E has given hundreds of thousands of dollars over decades to homosexual, lesbian, bisexual, transgender groups and activities.

Whereas, PG&E even gave $250,000 of shareholders money to support homosexual marriage and to defeat Proposition 8 (Traditional Marriage-marriage only between a man and a woman). Prop 8 passed with more than 52 percent of voters supporting it(7,001,084). Similarly, Prop 22 won with over 61 percent. Many of these voters were or are PG&E customers and shareholders. Over 24,000 reportedly switched to another more family friendly energy supplier at www.NotoPGE.org with Tiger National Gas.

Whereas, PG&E accepts and even applauds receiving the radical LGBT Human Rights Campaign extreme 100 percent rating on the Corporate Equality Index for years. This suggests that PG&E may be influenced by HRC or others. PG&E provides health benefits for sex change surgery for employees and supports other pro-LGBT policies, lifestyles and funding.

Resolved, PG&E will form a committee to solicit feedback on the effect of anti-traditional family political and charitable contributions. This will determine the effect on the company. The committee will report its findings annually to the shareholders and customers and suggest to the PG&E board to make appropriate changes to avoid future losses due to anti-family contributions and how to limit anti-family contributions.

> Supporting Statement

Oxford anthropologist J.D. Unwin 80 years ago started a study to hoping to prove that it was harmful to mankind to perpetuate the strict, monogamous sexual morality of the times. He studied 80 cultures over seven years. He found when more sexual permissiveness pr[illegible]iled, cultural decline always set in. This process of moral decay co[illegible] be resisted and reversed by restoring the sanctity of marriage and the family and morality.

Thomas Jefferson warned us that "to furnish funds for the propagation of ideas he disbelieves and abhors is sinful and tyrannical."

Are we to let our PG&E company promote the decline of our culture and
> values with our shareholders funds and company policies or not? Consider

supporting this proposal to stop this negative trend and return our PG&E
to traditional family values.

> Sincerely,
> Peter B. Kaiser